LEAD INVESTOR



Kevin Cunningham

I'm very excited about the investment opportunity with Team Topia. They have designed a robust and impressive product for a vastly underserved market. In addition, the underlying platform they have developed will allow them to easily expand into adjacent team sports creating an even larger opportunity for themselves. In addition, and just as importantly, I am excited to be investing in this team. They are smart, resourceful, and tenacious as well as being really decent human beings.

Invested $50,000 this round & $100,000 previously

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